Exhibit 99.1

MEDIGUS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on October 17, 2017

Notice is hereby given that the extraordinary general meeting of shareholders of Medigus Ltd. (the “Company”), will be held at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel on October 17, 2017, at 5:00 PM Israel time (10:00 a.m. Eastern time), or at any adjournments thereof (the “Meeting”), for the following purpose:

To approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 12,000,000 ordinary shares.

The approval of the Proposal requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders and holders of American depository shares, evidenced by American depositary receipts (“ADRs”), of record at the close of business on September 11, 2017, shall be entitled to receive notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders and ADR holders who will not attend the Meeting in person may vote with respect to the Proposal by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on October 17, 2017). ADR holders should return their proxies by the date set forth on the form of proxy.

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Company’s board of directors recommends a “FOR”.

Shareholders or ADR Holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Oded Yatzkan, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than Tuesday, October 10, 2017. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at Omer Industrial Park, Building No. 7A, Omer, Israel, Attention: Oded Yatzkan, chief financial officer, facsimile number +972-72-2602231, e-mail address: Oded.Yatzkan@medigus.com no later than Tuesday, September 12, 2017. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, September 19, 2017, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Wednesday, October 18, 2017, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Oded Yatzkan (tel: +972-72-2602200).

By Order of the Board of Directors,

Mr. Doron Birger
Chairman of the Board of Directors

Tel-Aviv, Israel

September 11, 2017

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MEDIGUS LTD.

Omer Industrial Park, No. 7A, P.O. Box 3030

Omer 8496500

Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 17, 2017

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), and to holders of American depository shares, evidenced by American depositary receipts (“ADRs”) issued by The Bank of New York Mellon (“BNY Mellon”), of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the extraordinary general meeting of shareholders (the “Meeting”), to be held on Tuesday, October 17, 2017, at 5:00 PM Israel time (10:00 a.m. Eastern time) at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposal or to consider the following item:

To approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 12,000,000 ordinary shares.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADR holders of record at the close of business on September 11, 2017 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on September 11, 2017, the Company had outstanding 151,285,784 Ordinary Shares, each of which is entitled to one vote for the matter to be presented at the Meeting.

Proxies

A form of proxy card for use at the Meeting is attached to this Proxy Statement and will be sent to the ADR holders together with a return envelope for the proxy. By appointing “proxies”, shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company four (4) hours prior to the Meeting (i.e., 1:00PM (Israel time) on October 17, 2017), all of the shares represented by the proxy shall be voted as indicated on the form. ADR holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board recommends a “FOR”, Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADRs) a written notice of revocation or duly executed proxy bearing a later date.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

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Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADR holders on or about Wednesday, September 20, 2017. In addition to solicitation of proxies to ADR holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

Quorum and Voting

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Wednesday, October 18, 2017, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of the Proposal requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

Shareholders or ADR Holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Oded Yatzkan, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than October 10, 2017. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL.

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PROPOSAL

AMENDMENT OF THE 2013 SHARE OPTION AND INCENTIVE PLAN

TO INCREASE THE AGGREGATE NUMBER OF ORDINARY SHARES

AUTHORIZED FOR ISSUANCE UNDER THE PLAN

Following the resolution of our shareholders at the annual general meeting of the shareholders, which convened on August 15, 2017, not to approve the proposal to amend the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of Ordinary Shares authorized for issuance under the Plan by 24,000,000 Ordinary Shares, each of our compensation committee and Board has re-convened and determined that there is an essential need to increase the aggregate number of ordinary shares authorized for issuance under our Plan to create a pool of shares available to the Company in order to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company or its subsidiary. Our Board believes that, in light of the financial position of the Company, equity awards are the proper method to allow the Company to incentivize is employees, directors and service providers, while allowing the Company to retain its funds for the operation of the Company.

As of September 11, 2017, we had 151,285,784 Ordinary Shares outstanding as well as 120,659,480 Ordinary Shares underlying warrants issued to various investors and distributors. In addition, as of September 11, 2017, 1,138,625 Ordinary Shares were subject to outstanding awards, under all of our option plans and 3,728,875 Ordinary Shares remained reserved for future grants under the Plan, representing together 1.76% of our share capital on a fully diluted basis.

At the Meeting, shareholders will be asked to approve an amendment to the Plan to increase the aggregate number of Ordinary Shares authorized for issuance under the Plan by 12,000,000 Ordinary Shares, representing, together with Ordinary Shares subject to outstanding award and shares currently remained reserved for future grants under the Plan, approximately 5.84% of our share capital on a fully diluted basis. Our Board believes that such increase is reasonable and should receive the support of our shareholders.

Upon approval of this Proposal, the grant of options to the Company’s chief executive officer, Mr. Christopher (Chris) Rowland and to each of the following directors: Mr. Eitan Machover, Mr. Doron Birger and Ms. Efrat Venkert, which was approved by the shareholders at the annual general meeting convened on August 15, 2017, shall be executed as of the date of the Meeting, such that the grant date of the options shall be as of the date of the Meeting and the exercise of the options shall be calculated based on the date of the Meeting.

For more information regarding the Company’s Plan, see the Company’s annual report for the fiscal year ended December 31, 2016, filed on Form 20-F with the Commission on March 30, 2017. Other than the Plan, there are no equity incentive plans or arrangements pursuant to which the Company may provide equity compensation to its directors, officers or employees.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve an amendment to the Plan to increase the aggregate number of shares authorized for issuance under the Plan by 12,000,000 ordinary shares of the Company, par value NIS 0.10 per share.”

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OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Mr. Doron Birger
Chairman of the Board of Directors of the Company

Dated: September 11, 2017

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